UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 33-63817
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Financial Statements and Supplemental Schedule
Apache Corporation 401(k) Savings Plan
December 31, 2009 and 2008
and Year Ended December 31, 2009
With Report of Independent Registered Public Accounting Firm

Apache Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008 and Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm
Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 29, 2010

Apache Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Receivables:
Securities sold	$358,218	$30,639
Investments, at fair value	355,666,475	263,547,574

Net assets available for benefits, at fair value	356,024,693	263,578,213
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	414,744	1,169,667

Net assets available for benefits	$356,439,437	$264,747,880

See accompanying notes to financial statements.

Apache Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions:
Employer contributions	$10,231,952
Participant contributions	15,937,354
Rollover contributions	234,996
Investment income	3,901,834
Net appreciation in fair value of investments	79,173,629

Total additions	109,479,765

Deductions:
Benefits paid to participants	17,733,801
Administrative fees	54,407

Total deductions	17,788,208

Net increase	91,691,557

Net assets available for benefits at:
Beginning of year	264,747,880

End of year	$356,439,437

See accompanying notes to financial statements.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of Plan
The following brief description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.
The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Beginning on the first day of the month following their date of hire, participants may elect to contribute up to 50% of their eligible compensation and will receive Company matching contributions equal to 100% of the first 6% of their contributions. New employees eligible for participation in the Plan are automatically enrolled with a deferral percentage of 6% and a default investment election. Effective April 15, 2008, the default investment option was changed from the Fidelity Managed Income Portfolio (FMIP) investment option, to one of the Fidelity Freedom age-based funds as determined by the participant’s date of birth, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self-directed brokerage account.
Vesting
Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20% vested after completion of one year of service and continues to vest 20% per year, becoming fully vested after completion of five years of credited service. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or pay administrative expenses of the Plan.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Loans
Participants may borrow from their own contributions a minimum of $500, up to the lesser of $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus 1%. Loans must generally be repaid through payroll deductions within four years.
Benefit Payments
Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Investment Valuation and Income Recognition
Fidelity Management Trust Company serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. The brokerage account consists primarily of common stock, mutual funds, and short-term investments.
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the FMIP, a common collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the FMIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the FMIP is based on information reported by the issuer of the common collective trust at year-end. The contract value of the FMIP represents contributions plus earnings, less participant withdrawals and administrative expenses.
The short-term investments and participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
Risks and Uncertainties
The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
New Accounting Pronouncements
In April 2009, ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), was amended to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. ASC 820 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of ASC 820. Per ASC 820-10-65, this amendment is effective for reporting periods ending after June 15, 2009, and the Plan has adopted this amendment.
In June 2009, the Financial Accounting Standards Board (FASB) issued standards that established the FASB Accounting Standards Codification (ASC) as the source of authoritative GAAP by the FASB for nongovernmental entities. The FASB ASC supersedes all non-SEC (Securities and Exchange Commission) accounting and reporting standards that existed at the FASB ASC’s effective date. The FASB uses Accounting Standards Updates to amend the FASB ASC. These standards were effective for interim and annual periods ending after September 15, 2009. There was no impact to the Plan’s financial statements in the adoption of these standards, except for updating the appropriate references to the guidance that was codified in these standards.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 provides amendments to ASC 820. The amendments permit, as a practical expedient, a reporting entity to estimate the fair value of an investment that is within the scope of ASU 2009-12 using the net asset value per share (or its equivalent) of the investment if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of ASC 946 as of the reporting entity’s measurement date. ASC 946 requires investment companies to report their investment assets at fair value in accordance with the principles of ASC 820. The amendments also require disclosures regarding the attributes of investments within the scope of ASU 2009-12, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded capital commitments, and the investment strategies of the investees. The disclosures are required (by major category) for all investments within the scope of ASU 2009-12 regardless of whether the fair value of the investment is measured using the practical expedient. The amended guidance is effective for interim and annual periods ending after December 15, 2009, and the Plan has implemented the disclosure requirements of this guidance in the financial statements.
In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurement. Specifically this guidance requires entities to disclose amounts and reasons for any significant transfers between Level 1 and Level 2 of the fair value hierarchy including reason for any transfers in or out of Level 3. Additionally, Level 3 reconciliations must be presented on a gross basis. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and the Plan has implemented the disclosure requirements of this guidance in the financial statements.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2009 or 2008, are as follows:

	December 31
	2009	2008

Apache Corporation common stock	$161,621,169	$117,797,199
Davis New York Venture Fund	20,069,214	16,505,602
Fidelity Retirement Money Market Portfolio	23,595,115	22,303,782
Fidelity Managed Income Portfolio (at contract value)*	22,718,604	22,853,453

*	The fair value of the Plan’s investment in the Fidelity Managed Income Portfolio was $22,303,860 and $21,683,786 at December 31, 2009 and 2008, respectively.
During 2009, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Year Ended
December 31,
2009

Mutual funds	$30,904,304
Corporate stocks	48,269,325

$79,173,629

4. Fair Value Measurements
ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820 are as follows:

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 — Unobservable inputs for the assets or liabilities (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The Plan’s valuation methodology used to measure the fair values of common stock and mutual funds were derived from quoted market prices as these instruments have active markets. The valuation techniques used to measure fair value of short-term investments, common/collective trust funds, and participants loans are included in Note 2.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Company stock	$161,621,169	$—	$—	$161,621,169
Stable value fund (a)	—	22,303,860	—	22,303,860
Mutual funds
Large cap stock	60,514,265	—	—	60,514,265
Mid-cap stock	16,750,199	—	—	16,750,199
Small cap stock	5,978,994	—	—	5,978,994
International stock	16,455,921	—	—	16,455,921
Blended fund investments	24,950,031	—	—	24,950,031
Bond investments	17,542,682	—	—	17,542,682
Short-term investment fund	24,788,748	—	—	24,788,748
Brokerage link	2,143,379	—	—	2,143,379
Loans to participants	—	—	2,617,227	2,617,227

Total assets at fair value	$330,745,388	$22,303,860	$2,617,227	$355,666,475

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Company stock	$117,797,199	$—	$—	$117,797,199
Common/collective trust funds (a)	—	21,683,786	—	21,683,786
Mutual funds	120,199,872	—	—	120,199,872
Brokerage link	1,465,665	240,361	—	1,706,026
Loans to participants	—	—	2,160,691	2,160,691

Total assets at fair value	$239,462,736	$21,924,147	$2,160,691	$263,547,574

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

(a)	This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009.

Participant
Loans

Balance, beginning of year	$2,160,691
Purchases, sales, issuances and settlements (net)	456,536

Balance, end of year	$2,617,227

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
6. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2009	2008

Net assets available for benefits per the financial statements	$356,439,437	$264,747,880
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(414,744)	(1,169,667)

Net assets available for benefits per the Form 5500	$356,024,693	$263,578,213

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (continued)
7. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2009
Net increase in net assets available for benefits per the financial statements	$91,691,557
Add prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,169,667
Less current-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(414,744)

Net increase in assets available for benefits per the Form 5500	$92,446,480

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

Supplemental Schedule

Apache Corporation 401(k) Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
EIN: 41-0747868 PN: 002
December 31, 2009

Identity of Issue, Borrower,
Lessor, or Similar Party	Description of Investment	Current Value

* Apache Corporation	1,566,552 shares of common stock	$161,621,169
* Fidelity Investments	Fidelity Puritan Fund	6,844,641
* Fidelity Investments	Fidelity Cash Reserves Fund	1,193,633
* Fidelity Investments	Fidelity Intermediate Bond Fund	13,558,992
* Fidelity Investments	Fidelity Blue Chip Growth Fund	11,927,766
* Fidelity Investments	Fidelity Magellan Fund	—
* Fidelity Investments	Fidelity Growth Company Fund	11,709,972
* Fidelity Investments	Fidelity Retirement Money Market Portfolio	23,595,115
* Fidelity Investments	Fidelity Managed Income Portfolio	22,303,860
* Fidelity Investments	Spartan U. S. Equity Index Fund	7,637,163
* Fidelity Investments	Fidelity Low-Priced Stock Fund	12,422,378
* Fidelity Investments	Fidelity Freedom Income Fund	1,114,258
* Fidelity Investments	Fidelity Freedom 2000 Fund	1,305,643
* Fidelity Investments	Fidelity Freedom 2005 Fund	25,908
* Fidelity Investments	Fidelity Freedom 2010 Fund	2,446,281
* Fidelity Investments	Fidelity Freedom 2015 Fund	1,571,351
* Fidelity Investments	Fidelity Freedom 2020 Fund	4,925,689
* Fidelity Investments	Fidelity Freedom 2025 Fund	1,845,742
* Fidelity Investments	Fidelity Freedom 2030 Fund	1,632,372
* Fidelity Investments	Fidelity Freedom 2035 Fund	594,026
* Fidelity Investments	Fidelity Freedom 2040 Fund	1,934,692
* Fidelity Investments	Fidelity Freedom 2045 Fund	356,272
* Fidelity Investments	Fidelity Freedom 2050 Fund	353,156
Ariel Mutual Funds	Ariel Appreciation Fund	4,327,821
Davis Funds	Davis New York Venture Fund	20,069,214
Western Asset Funds, Inc.	Western Asset Core Portfolio Institutional Fund	3,983,690
Van Kampen Funds, Inc.	Van Kampen Comstock Fund	9,170,150
MFS Fund Distributors, Inc.	MFS International New Discovery Fund	8,551,782
The Royce Funds	Royce Value Plus Series Fund	3,369,768
American Beacon	American Beacon Small Cap Value Fund	2,609,226
Morgan Stanley	Morgan Stanley Institutional Fund, Inc. — Intermediate Equity Portfolio	7,904,139
Brokerage link	Self-directed brokerage account	2,143,379
* Participant loans	Varying maturity dates and interest rates ranging from 5.00% to 9.25%	2,617,227

		$355,666,475

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan (Name of Plan)
Date: June 29, 2010	/s/ Margery M. Harris
Margery M. Harris, Chairperson
Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP